EXHIBIT 99.1

05/CAT/18

FOR IMMEDIATE RELEASE

07.00 BST, 02:00 EST Monday 28 November 2005

For Further Information Contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Yvonne Alexander Rachel Taylor
BMC Communications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCES PRELIMINARY
RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

Cambridge, UK... Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces preliminary results for the year ended 30 September 2005 and an update on business since year end.

Highlights

  Legal action against Abbott Laboratories in respect of HUMIRA® royalties settled on acceptable terms in October 2005

  Royalty agreement secures a significant and growing revenue stream from HUMIRA:

  HUMIRA sales of US$959 million for the first nine months of 2005

  Abbott continues development of HUMIRA for a number of additional indications

  Three proprietary product candidates, and one product candidate which CAT is developing with Genzyme, in clinical trials:

  Positive preliminary results from the Phase I clinical trial of CAT-354, being developed as a potential treatment for severe asthma

  Acquisition of two oncology product candidates from Genencor, CAT-3888 and CAT-8015

  GC-1008 commenced a Phase I clinical trial as a potential treatment for Idiopathic Pulmonary Fibrosis (IPF)

  First US operation, CAT Inc, established in Palo Alto, California

  Excellent progress in the major Strategic Alliance with AstraZeneca in the field of inflammatory disease, with six Discovery programmes now active

  Ten further licensed product candidates in clinical development, funded by CAT's licensees

  Balance sheet remains strong with net cash and liquid resources of £175.6 million as at 30 September 2005

Peter Chambré, Chief Executive Officer, commented: "This has been a year of significant achievement for CAT. Substantial headway has been made with the development of CAT-354 and GC-1008 and our proprietary pipeline has been strengthened further since the year end with the acquisition of two promising oncology candidates from Genencor. Our major Strategic Alliance with AstraZeneca continues to make excellent progress.

Following the settlement of our long running legal action against Abbott, we are now able to plan for the future with a higher degree of certainty than has been the case for the last three years. The royalty stream from HUMIRA and our balance sheet strength provide firm foundations for the future development of CAT."

Chairman's Statement

"A number of important achievements have been accomplished during the past year. I am grateful to everyone who has contributed to CAT during the year. I welcome in particular two directors to the Board. Following our Annual General Meeting (AGM) in February, Diane Mellett, General Counsel at CAT, joined the Board of Directors as an Executive Director. Diane joined CAT in October 1997 as Vice President Legal Affairs and Company Secretary. She is an English lawyer and a US attorney admitted to the Illinois Bar, and has previously worked in private practice. In September, we appointed Dr John Brown as a new non-executive director. John has held a number of positions within our sector, most recently as Chief Executive of Acambis plc. John has widespread commercial, financial and scientific experience within the biopharmaceutical industry and is already making a significant contribution to the Board and also the Audit and Remuneration Committees.

I would also like to thank two non-executive directors who will not be seeking re-election at the company's AGM in February 2006. Professor Sir Aaron Klug has been a director of CAT for over 15 years, and has made a significant and valuable contribution to the company during that time. He has also served as a member of CAT's Scientific Advisory Board (SAB). His scientific contribution, his commitment and his belief in the company have been instrumental in keeping CAT at the forefront of molecular display and drug discovery. He will continue to be a member of CAT's SAB and act as a scientific advisor to the company. Professor Uwe Bicker has served two three-year terms on CAT's Board and has contributed substantially to CAT's continuing transition.

We are delighted to note that the University of Heidelberg has recently conferred upon him its highest honour, electing him to the honorary position of Senator in recognition of his active work for the benefit of this prestigious university.

I would like to acknowledge the contributions to the business from CAT's collaborators - AstraZeneca, Genzyme and Zenyth (formerly Amrad) - with whom we have formed effective and productive relationships, and also from our licensees. In addition, I would like to thank CAT's SAB, which continues to play an important role in guiding the scientific direction of our company, and my colleagues on the Board. And last, but by no means least, I would like to thank the staff, whose dedication and commitment to CAT has delivered a year of achievement."

Paul Nicholson

Product Development Pipeline

CAT is a biopharmaceutical company aiming to bring improvements to seriously ill patients' lives and in this way create outstanding returns for shareholders. The company seeks to develop high value products in which it has a significant economic interest, both independently and in collaboration with partners, by using its capabilities and technologies in the discovery and development of antibody medicines in selected therapeutic areas. CAT also licenses its technologies to enable others to develop drugs in which CAT has a financial interest.

CAT has recently (post year end) acquired two oncology candidates from Genencor and a development organisation in the US to take these programmes forward. The acquisition of these product candidates accelerates the development of CAT's proprietary pipeline and signals the intention to focus future proprietary research and development activities in oncology - the area where CAT believes the opportunities are greatest for a company of CAT's technologies and capabilities.

Proprietary

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. CAT commenced a Phase I clinical trial in the UK in September 2004 to assess safety, tolerability and pharmacokinetics. The trial was a double-blind, placebo-controlled, rising single dose intravenous study in 34 mild asthmatic patients. In June 2005, CAT announced preliminary results which showed that CAT-354 was well tolerated at all doses and no safety concerns were identified; pharmacokinetics met expectations. The trial results will be submitted to an appropriate scientific meeting in due course.

Based on these results, CAT is now planning to start a further clinical trial in the first quarter of 2006. This is being planned as a repeat-dose safety study in patients with mild/moderate asthma. The trial will study safety, tolerability and pharmacokinetics, and is likely to take place in the UK.

Given the size of the market and complexity of the likely development plan for CAT-354, CAT has decided that the programme will benefit from having a partner experienced in developing drugs for major respiratory indications prior to commencing Phase III clinical trials. Accordingly, CAT has started to assess interest in the product candidate from a limited number of potential licensees.

In November 2005, CAT announced the acquisition of CAT-3888 (formerly GCR-3888) and CAT-8015 (formerly GCR-8015) from Genencor, a subsidiary of Danisco, based in Palo Alto, California.

CAT-3888 and CAT-8015 are anti-CD22 immunotoxins. Each comprises a disulphide-linked antibody fragment (dsFv) that targets the CD22 receptor, fused with a specifically engineered toxin molecule (Pseudomonas exotoxin PE38) that minimises non-targeted toxicity, potentially resulting in a highly specific therapeutic molecule. CD22 is a cell-surface receptor expressed in a variety of B-cell malignancies. CAT-3888 and CAT-8015 act by releasing the toxin intracellularly, after the whole immunotoxin has been internalised via the CD22 receptor.

CAT-3888 and CAT-8015 were discovered and initially developed by the US National Cancer Institute (NCI), which is part of the US National Institutes of Health (NIH). Genencor licensed the candidates for haematological malignancies and entered into a co-operative research and development agreement (CRADA) with the NIH, which is now being continued by CAT. Under the original licence agreement with the NIH, CAT has rights to a portfolio of intellectual property associated with the programmes and will pay future royalties to the NIH.

The NCI has demonstrated significant efficacy of CAT-3888 in patients with hairy cell leukaemia (HCL) in a Phase I clinical trial. The trial was carried out in 46 patients and performed at the NCI. The patients suffered from one of three types of CD22 positive B-cell tumours: four patients with non-Hodgkins' lymphoma (NHL), 11 patients with chronic lymphocytic leukaemia (CLL) and 31 patients with HCL. The results were published in the Journal of Clinical Oncology (Vol. 23 No. 27 September 20, 2005) and included data from 265 cycles of treatment. Results showed that CAT-3888 was active in HCL, with 19 complete remissions (61%) and six partial responses (19%) in 31 patients. Lower, but significant, activity occurred in CLL. The publication concluded that the drug was well tolerated and highly effective in HCL even after one cycle of treatment.

CAT-3888 is currently in a Phase II clinical trial for the treatment of HCL in 25 patients. The trial started in October 2003. There are also two ongoing Phase I clinical trials. In February 2004, a trial commenced in paediatric refractory CD22-positive leukaemias and lymphomas in up to 54 patients. In September 2005, a Phase I study in 20 patients with CLL and NHL commenced. All the clinical trials are in patients who are resistant/refractory to conventional treatment and all are being run at the NCI. CAT will support the NCI's ongoing development of CAT-3888 in all these indications. Data are expected to be available from all three trials by the end of 2006.

CAT-8015 is an optimised version of CAT-3888 with increased affinity for CD22, and is currently in pre-clinical development as a potential treatment for B-cell malignancies including NHL and CLL.

CAT intends to file an Investigational New Drug application (IND) for CAT-8015 in various CD22 positive B-cell malignancies, including NHL and CLL, following a period of manufacturing development that is expected to be complete by the end of 2006.

Trabio® (lerdelimumab) is a fully human anti-TGFb2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of glaucoma surgery. Trabio failed to demonstrate efficacy in two Phase III clinical trials (in November 2004 and March 2005). CAT has now terminated all further development of Trabio, subject only to continuing with its minimum obligations in completing an ongoing US clinical trial.

Collaborative

a) Genzyme - TGFb

GC-1008 is a pan-specific fully human anti-TGFb monoclonal antibody being developed by CAT and Genzyme. In October 2005, a Phase I clinical trial of GC-1008 in idiopathic pulmonary fibrosis (IPF) commenced. The objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of single intravenous infusions of GC-1008 in patients with IPF. The trial, which is an open-label, single dose, dose-escalating study will be in 25 patients in five centres in the US. Preliminary results are expected to be available in 2007.

Subject to ongoing discussions with the US Food and Drug Administration (FDA), the companies are planning to file an IND for a Phase I clinical trial in oncology early in 2006.

b) Amrad - GM-CSF

CAT and Amrad have selected a lead antibody, CAM-3001. Preliminary safety studies are ongoing and scale-up of production prior to pre-clinical development is underway.

c) AstraZeneca - Respiratory and Inflammation

Since November 2004, excellent progress has been made. CAT and AstraZeneca are working on six Discovery projects: one pre-existing CAT Discovery programme adopted into the Alliance and five new programmes, all of which had progressed to lead isolation stage on schedule by June 2005. Selection of the next targets for Alliance Discovery projects is already underway and during the next year, the companies intend to commence a further five programmes.

Licensed

a) Product licensees

HUMIRA® (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries.

In August 2005, Abbott announced that it had received approval from the European Commission to market HUMIRA as a treatment for psoriatic arthritis and early RA in Europe. In October 2005, Abbott announced that the FDA had approved HUMIRA as a first-line treatment of recent onset moderate to severe RA and for reducing the signs and symptoms of active arthritis in patients with psoriatic arthritis.

Also in October 2005, Abbott announced that it had simultaneously submitted a supplemental Biologics License Application (sBLA) with the US FDA and a Type II Variation to the European Medicines Agency (EMEA) seeking approval to market HUMIRA as a treatment for ankylosing spondylitis, an inflammatory disease of the spine and spinal joints.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications and has stated that it expects to file applications for RA in Japan and, possibly, for Juvenile RA in 2005.

Phase III clinical trials in chronic plaque psoriasis commenced at the end of 2004 and Abbott has stated that it expects to submit a regulatory application for this indication in 2006 or early 2007.

In October 2005, Abbott announced new data in Crohn's disease from a Phase III extension study. It showed that of the 55 patients who initially achieved remission in the Phase III study who were maintained on HUMIRA, approximately three quarters were still in remission at one year. Of those not initially in remission, 43% who stayed on HUMIRA therapy had achieved remission by one year. Abbott has stated that it intends to file a BLA for Crohn's disease in 2006.

Abbott reported worldwide sales of HUMIRA of US$852 million in 2004 and sales of US$959 million for the first nine months of 2005. Abbott has forecast revenues from HUMIRA of more than US$1.3 billion in 2005.

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and licensed to Abbott. Abbott is developing ABT-874 as a potential treatment for Crohn's disease, psoriasis and multiple sclerosis. A Phase II clinical trial continues in multiple sclerosis.

LymphoStat-B™ is a fully human anti-BLyS monoclonal antibody, licensed by CAT to Human Genome Sciences, Inc (HGSI). HGSI is developing LymphoStat-B™ as a potential treatment for systemic lupus erythematosus (SLE) for which HGSI has a Fast Track designation from the US FDA, and RA. In July 2005, HGSI announced that GlaxoSmithKline (GSK) had exercised its option to develop and commercialise LymphoStat-B jointly with HGSI.

In April 2005, HGSI announced positive Phase II results of LymphoStat-B in a 283-patient trial in RA and, in November 2005, the results were presented at the 69th Annual Meeting of the American College of Rheumatology/Association of Rheumatology Health Professionals (ACR/ARHP) in San Diego. The results show that LymphoStat-B met the primary efficacy and safety endpoints, and demonstrate that it is safe and well tolerated, biologically active and reduces RA activity at a level of statistical significance.

In October 2005, HGSI announced the results of a Phase II trial of LymphoStat-B in 449 patients with SLE: LymphoStat-B was shown to be safe and well-tolerated and, although the drug did not meet the overall primary efficacy endpoints, showed signs of statistically significant clinical effect in seropositive patients representing 75% of patient population in the study. Based on the results, HGSI stated that it now has a path forward to Phase III for LymphoStat-B in SLE and planning is underway.

HGS-ETR1 (mapatumumab) is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HGSI. HGSI is developing HGS-ETR1 as a potential treatment for multiple cancer indications. In August 2005, HGSI announced that GSK had exercised its option to develop and commercialise HGS-ETR1 jointly with HGSI.

Three Phase II clinical trials of HGS-ETR1 have been initiated: in NHL, non-small cell lung cancer (NSCLC) and colorectal cancer.

In June 2005, HGSI announced interim results from an ongoing Phase II trial of HGSI-ETR1 in patients with advanced NHL, which demonstrated that it is well tolerated and shows signs of clinical activity. Partial responses were observed in some patients. HGSI expects that full data from the study will be presented in December 2005 at the 47th Annual Meeting of the American Society of Hematology.

In July 2005, HGSI announced that the results of a Phase II clinical trial of HGS-ETR1 demonstrated that HGS-ETR1 was well tolerated and could be administered safely and repetitively in patients with advanced NSCLC. Stable disease was observed a number of patients and the results support continued evaluation of HGS-ETR1 in NSCLC patients in combination with chemotherapeutic agents.

In November 2005, at the European Cancer Conference (ECCO 13) in Paris, HGSI announced results of a Phase II clinical trial of HGS-ETR1 in patients with advanced colorectal cancer. In the open-label study in 38 patients conducted in Germany, HGS-ETR1 was found to be well-tolerated and could be administered safely and repetitively to patients with advanced colorectal cancer. The results support the continued evaluation of HGS-ETR1 in combination with chemotherapy for the treatment of colorectal cancer.

Additionally, two Phase Ib open-label, dose escalation clinical studies are currently underway to evaluate the safety and tolerability of HGS-ETR1 in combination with chemotherapeutic agents in the treatment of patients with advanced solid malignancies. The first is being conducted in the US and the second in The Netherlands. Interim results of both studies were presented in November 2005 at the AACR-NCI-EORTC International Conference on Molecular Therapeutics in Philadelphia. The results to date demonstrate that HGS-ETR1 in combination with chemotherapy was well tolerated and could be administered safely and repetitively at the doses and schedules evaluated. Partial response was observed in a number of patients in each of the studies. These results support further evaluation of HGS-ETR1 in combination with chemotherapy Phase II trials.

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HSGI and being developed by HGSI as a potential treatment for cancer.

In January 2005, HGSI reported plans to initiate Phase II clinical trials of HGS-ETR2. At the AACR-NCI-EORTC conference in Philadelphia, HGSI presented results from two Phase I clinical trials that demonstrate that HGS-ETR2 is well tolerated and can be administered safely and repetitively in patients with advanced solid tumours. Stable disease was observed in a number of patients in each of the studies. These data support further evaluation of HGS-ETR2 in Phase II trials.

MYO-029 is a fully human monoclonal antibody that neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases such as muscular dystrophy. In February 2005, Wyeth announced a Phase I/II clinical trial in adult patients with muscular dystrophy (MD). The trial, which will take place in 12 clinical sites, is a prospective, randomised, placebo-controlled study in 108 patients, including equal numbers of patients with facioscapulohumeral MD (FSHD), Becker MD (BMD) and limb-girdle MD (LGMD). Results of the study are expected to be available in late 2006.

ABthrax™ is a fully human monoclonal antibody licensed by CAT to HGSI. ABthrax™ was isolated and developed by HGSI from antibody libraries licensed from CAT and HGSI is developing it as a potential treatment for anthrax disease. In October 2005, HGSI announced that it had been awarded a two-phase contract to supply ABthrax, a human monoclonal antibody developed for use in the treatment of anthrax disease, to the US Government. Under the first phase of the contract, HGSI will supply ten grams ABthrax to the US Department of Health and Human Services (HHS) for comparative in vitro and in vivo testing. Under the second phase of the contract, under the Project BioShield Act of 2004, the US Government has the option to place an order within one year for up to 100,000 doses of ABthrax for the Strategic National Stockpile, for use in the treatment of anthrax disease. The HHS comparative testing results, along with HGSI's own pre-clinical and clinical study results, will form the basis of the US Government's decision process for exercising its option for additional product for the Strategic National Stockpile.

b) Patent licensees

CAT and Dyax have cross-licensing agreements. In January 2005, Dyax announced that two fully human monoclonal antibodies from Dyax's proprietary phage display libraries, IMC-11F8 and IMC-1121B, entered Phase I clinical development at ImClone Systems.

In June 2005, CAT and BioInvent entered into a licence agreement under which CAT granted BioInvent and its partners the rights to use its Phage Display technology patents to enable BioInvent to develop antibody products from its n-CoDeR antibody libraries. As part of the agreement, BioInvent withdrew its opposition to CAT's patents filed at the European Patent Office in Munich. CAT has received an initial licence fee from BioInvent and will receive milestone payments and royalties on any successful antibody therapeutics that BioInvent and its partners develop using CAT's Phage Display technology. One product candidate, BI-201, a human antibody that binds the TAT toxoid protein, is in Phase I/IIa clinical testing as a potential treatment for HIV infection. BioInvent expects to begin Phase II clinical trials in 2006.

In August 2005, CAT granted Symphogen a patent licence to use CAT's Phage Display technology for research purposes and to develop and commercialise a number of therapeutic and diagnostic human monoclonal antibody products. Symphogen made an upfront payment for the licence and exercised its first product option to develop and commercialise its lead product Sym001. Symphogen paid a product licence fee and will make future milestone and royalty payments to CAT upon the successful development of Sym001.

In September 2003, CAT granted Micromet a patent licence for the development and commercialisation of Micromet's human therapeutic antibody candidate MT201 (adecatumumab), specific for the epithelial tumour target Ep-CAM. In December 2004, Micromet and Serono signed an exclusive collaboration and licence agreement for the development and commercialisation of MT201, which is currently being tested in two multi-centre Phase II clinical trials. CAT receives milestone and royalty payments on human antibody-based products developed against the Ep-CAM target by Micromet and its partners. The first milestone payment would be due on filing for product approval.

CAT believes that approximately 25 discovery and pre-clinical programmes are underway at licensees with fully human antibodies derived from CAT's technologies.

Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK Generally Accepted Accounting Principles (GAAP).

Results of operations: Years ended 30 September 2005 and 2004

Turnover, consisting of royalties, licence fees, milestone payments, contract research fees and other, increased from £15.9 million in the 2004 financial year (2004) to £194.0 million in the 2005 financial year (2005).

In November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London regarding the royalty rate payable on sales of HUMIRA under a licence agreement between the parties. In October 2005, CAT announced it had reached an agreement with Abbott regarding royalties payable to CAT under this licence agreement.

  Abbott will pay CAT royalties at 2.688% on sales of HUMIRA from 1 January 2005. CAT will retain all of these royalties.

  CAT will retain all royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which will be paid to its licensors, Medical Research Council, Scripps Institute and Stratagene.

  Abbott paid CAT the sum of US$255 million, which CAT paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards. This was both received from Abbott and paid to CAT's licensors in October 2005.

  CAT refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from 1 January 2005 through to 30 June 2005.

  Abbott will pay CAT five annual payments of US$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT will pay US$2 million to its licensors.

The settlement was an extension of the litigation and has therefore been accounted for as an adjusting post balance sheet event, that is, as though it had occurred as at 30 September 2005. The settlement accounts for the significant increase in revenue, namely royalties, in 2005 as compared with 2004.

Prior to settlement being reached, the royalty arrears received from Abbott in January 2005, pursuant to the High Court Judgement, and the royalties received in March 2005 in excess of two per cent argued by Abbott, were not recognised as revenue. These receipts were held in other creditors on the balance sheet pending resolution of the appeal. These amounts have been released to revenue in CAT's results for the full year as a result of the settlement. Of the royalty payment received from Abbott in September 2005 (in respect of sales of HUMIRA for the six months to 30 June 2005), the £9.2 million due back to Abbott has been recognised in other creditors. The remainder, equating to 2.688% of sales, has been recognised as revenue.

Royalty income for 2005 comprises the following, all in respect of HUMIRA:

	2005 Excluding Settlement with Abbott £'000	2005 Settlement with Abbott £'000	2005 Total £'000
Sales: 6 months to 31 Dec 04 - at 2%, adjusted to 5-6%	5,167	8,114	13,281
Sales: 6 months to 30 Jun 05 - at 2%, adjusted to 2.688%	6,529	2,346	8,875
Accrued royalty on sales 3 months to 30 Sep 05 - at 2%, adjusted to 2.688%	4,041	1,390	5,431
Release of back dated royalties for sales to 30 Jun 2004 - excess of 5-6% over 2%	-	12,934	12,934
Royalty buy out (due to CAT's licensors)	-	144,722	144,722
Total	15,737	169,506	185,243

As reflected above, royalties due on sales of HUMIRA have been accounted for on an accruals basis for the first time, resulting in an accrual of income for the final quarter of the 2005 financial year. This means that the results of 2005 reflect five quarters of royalty income.

Royalties recognised during the 2004 financial year relate to HUMIRA. Abbott announced that it had received US FDA approval to market HUMIRA in the US in December 2002 and, that it had received approval to market HUMIRA in the EU during September 2003. Sales of HUMIRA commenced in January 2003. The three royalty payments received during the 2004 financial year, and recognised as revenue, represent Abbott's calculation of the 2% royalties due on HUMIRA sales in the period from January 2003 to 30 June 2004.

Licence fees increased from £4.6 million to £5.2 million in 2005. A full year's revenue was recognised under the Genzyme library licence for the first time during 2005 which, with the new licence granted to NovImmune, accounts for the majority of the increase between 2005 and 2004.

Clinical milestone payments were £1.1 million in 2005 (2004: £1.1 million). In 2004, a milestone payment was received from Wyeth with the initiation of a Phase I clinical trial for MYO-029. Fifty percent of the value of this royalty payment is creditable against any future royalties payable by Wyeth and therefore only half the value was recognised as revenue in the year. A clinical milestone payment was received from Abbott during the 2003 financial year following US FDA approval of HUMIRA. The milestone was not recognised as revenue during the 2003 financial year as it was creditable against royalties receivable from Abbott. Three fifths of this milestone were released as revenue during the 2004 financial year, the remainder was released as revenue in 2005. In addition, in 2005 two clinical milestones were received from Dyax. Technical milestone payments decreased from £1.6 million in 2004 to £1.1 million in 2005. Technical milestone payments were received from Amgen in both financial years. Unless otherwise stated, the above milestone receipts have been recognised in full as revenue under the Group's accounting policy.

CAT receives a percentage of certain revenues generated by MorphoSys under the terms of the Agreement signed in December 2002 and a percentage of certain revenues generated by Dyax under the terms of a licensing agreement. The majority of the increase in Other Revenues between 2004 and 2005, arose as a result of an increase in such revenues received from MorphoSys and Dyax.

CAT's direct costs are typically payments made to third parties as a proportion of certain CAT revenues. The majority of direct costs for the 2005 and 2004 financial years comprised royalties payable to the Medical Research Council (MRC) and other licensors, primarily arising from the payments received from Abbott regarding sales of HUMIRA. The amounts due to CAT's licensors on royalties received from Abbott regarding sales of HUMIRA, were dependent on the outcome of the legal proceedings between CAT and Abbott. Prior to the resolution of the litigation proceedings with Abbott, royalties due to CAT's licensors were provided for at the mid-point of the expected possible outcomes. Subsequent to the Settlement Agreement reached with Abbott, final amounts due to CAT's licensors have been agreed between the parties and provided for in CAT's full year results for 2005, resulting in the adjustments shown below. As part of the settlement agreement reached with Abbott, Abbott paid CAT US$255 million, which CAT paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards. This one off payment due to CAT's licensors has been recorded in direct costs in 2005 and accounts for the significant increase in direct costs between 2004 and 2005.

	2005 Excluding Settlement with Abbott £'000	2005 Settlement with Abbott £'000	2005 Total £'000
Direct costs
On royalty in respect of sales six months to 31 Dec 2004 - at 0.75%	2,035	-	2,035
On royalty in respect of sales six months to 30 Jun 2005 - 0.75% adjusted to 0%	2,560	(2,560)	-
On accrued royalty in respect of sales three months to 30 Sep 2005 - at 0.75% adjusted to 0%	1,515	(1,515)	-
Payments on account made to MRC on sales of HUMIRA to 31 Dec 2004	-	2,302	2,302
Payments made to licensors pursuant to settlement (Oct 2005)	-	7,606	7,606
Excess of amounts accrued (0.75%) over amounts paid to licensors (0.5%) (prior to payments on account referred to above)	-	(1,584)	(1,584)
Royalty buy out	-	144,722	144,722
Other (non HUMIRA)	144	-	144
Total	6,254	148,971	155,225

In the 2004 financial year, direct costs included an amount payable to the MRC arising following CAT's settlement of all pending litigation with MorphoSys.

Research and development expenses decreased to £39.2 million in 2005 from £44.1 million in 2004. External development costs fell by £7.0 million between 2004 and 2005 due primarily, to lower spend on the Trabio programme which was terminated in March 2005. Consumable costs increased with the high levels of activity on the AstraZeneca programmes. There was an increase in the amortisation charge between 2004 and 2005 due to an impairment provision of £2.9 million made in 2005 against an intangible asset.

General and administration expenses fell from £11.0 million in 2004 to £8.8 million in 2005. Litigation expenses of £3.9 million were incurred during 2005, £2.5 million in 2004. The increase year on year in litigation expenses is due to the legal proceedings commenced by CAT against Abbott in the High Court in London. CAT received £2.5 million towards its legal costs from Abbott in January 2005, pursuant to the High Court Judgment. In October 2005, CAT received an additional £1.73 million towards its legal costs. Following resolution of the litigation process, the total received from Abbott, of £4.6 million, has been credited against litigation within general and administration expenses in CAT's full year results for 2005, resulting in a net credit in 2005 of £0.7 million. General and administration staff costs increased between 2004 and 2005, reflecting reallocations of staff from research. General and administration expenses for 2005 include a foreign exchange translation credit of £0.4 million (2004: charge of £1.1 million) arising from the conversion from US Dollars to Sterling of CAT's trading balances with its US subsidiary, Aptein, due to the appreciation of the US Dollar compared with sterling over the period.

Interest income increased between 2004 and 2005 due to the increase in CAT's cash and liquid resources during the period (2005: £175.6 million; 2004: £93.7 million) as a result of the £75 million subscription monies received from AstraZeneca in December 2004, and backdated royalties received from Abbott in January 2005.

Taxation: CAT has accounted for significant revenues in the 2005 financial year arising from the settlement reached with Abbott. As a result, CAT Limited has insufficient current year taxable losses to be offset against the taxable profit generated in CAT Group plc. Therefore, a tax charge of £1.0 million has arisen in the 2005 financial year. If CAT Limited makes a trading loss in the 2006 financial year, a significant proportion of this tax charge is potentially recoverable.

Liquidity and capital resources

Net cash inflow before management of liquid resources and financing was £6.2 million for 2005 as compared with an outflow of £27.9 million in 2004. As at 30 September 2005, CAT had cash and liquid resources of £175.6 million (£93.7 million at 30 September 2004).

During 2005 and 2004, CAT's net cash used by operating activities was £0.2 million and £31.1 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In both 2004 and 2005, operating losses were also offset by increases in creditors. In 2004 this was primarily due to the increase in deferred income resulting from new licence agreements. In 2005, the significant increase in creditors arose from the settlement agreement reached with Abbott in October 2005. Creditors in 2005 included an amount of £9.2 million due back to Abbott under the terms of the Settlement Agreement, regarding the royalty payment for sales of HUMIRA in the six months to 30 June 2005. Creditors in 2005, also included amounts of £7.6 million due to CAT's licensors regarding sales of HUMIRA to 31 December 2004. In October 2005, these amounts were paid to Abbott and the licensors respectively.

CAT's capital expenditure is primarily for laboratory equipment, laboratory facilities and related information technology equipment. Capital expenditure increased from £1.0 million in 2004 to £2.0 million in 2005 as a result of increased spend on laboratory equipment. CAT sold some of its shares in MorphoSys during 2005 resulting in a cash inflow of £2.1 million during the year.

CAT's net cash inflows from financing activities primarily resulted from the issue of ordinary shares. In the 2004 financial year Genzyme increased its equity stake in CAT through a subscription of 2.5 million shares with a value of £13.3 million, being the second of two tranches, the first tranche occurred in the 2003 financial year. In the 2005 financial year, CAT received £75 million from AstraZeneca for 10,217,983 CAT shares.

CAT stated in November 2004 that it expected net cash outflow for 2005 before financing to be of the order of £32 million. In May 2005, CAT stated that, pursuant to the payments received from Abbott as a result of the High Court judgement in CAT's favour, this would now equate to a net cash inflow before financing of the order of £2 million for 2005. The actual result of £6.2 million net cash inflow before management of liquid resources and financing reflects lower levels of expenditure than anticipated, most notably in external development, plus a favourable effect from currency rate movement.

Financial outlook for 2006

Further royalty income from Abbott in respect of HUMIRA is expected in the 2006 financial year. Royalties will be credited at the rate of 2.688% on HUMIRA sales from October 2005 to September 2006. Cash royalty receipts are in March and September, representing royalties for the preceding calendar half year. In addition, Abbott will make a payment of US$9.375 million in January 2006, US$2 million of which is payable to CAT's licensors.

Recurring revenues, representing release of deferred income from licensing arrangements entered into prior to 30 September 2005 are expected to be of the order of £5 million for 2006 (this is a non-cash item). Additional revenues may arise from technical and clinical milestone receipts and any further licensing arrangements.

External development costs are expected to show an increase over 2005, with higher spend on the collaborative programme with Genzyme and on CAT-354, plus spending on CAT-3888 and CAT-8015.

The establishment of CAT Inc. will also give rise to additional costs in the period. Also, capital expenditure is expected to be higher than in 2005.

The settlement with Abbott gave rise to a one-off net cash outflow of £15.3 million in the early part of this financial year. It is expected that CAT's Cash Spend* for 2006, assuming current exchange rates, will be of the order of £20 million plus the outflow of £15.3 million referred to above.

*Cash Spend represents, under IFRS, net cash used in operating activities plus capital expenditure.

International Accounting Standards

The Group will be required to adopt International Financial Reporting Standards and International Accounting Standards for the financial year ending 30 September 2006 onwards. A reconciled opening balance sheet for the year ended 30 September 2004, and an IFRS reconciliation of the Group's results for the year ended 30 September 2005 will be included in the Group's 2005 Annual Report.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR the YEAR ended 30 SEPTEMBER 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
	Year ended 30 Sep 2005 Convenience translation (i)	Year ended 30 Sep 2005 (i)	Year ended 30 Sep 2004
	US$'000	£'000	£'000

Turnover	341,765	193,964	15,925
Direct costs	(273,506)	(155,225)	(3,023)
Gross profit	68,259	38,739	12,902
Research and development expenses	(69,018)	(39,170)	(44,125)
General and administration expenses	(15,566)	(8,834)	(10,969)
Operating loss	(16,325)	(9,265)	(42,192)
Profit on sale of fixed asset investments	2,574	1,461	-
Interest receivable (net)	12,817	7,274	4,130
Loss on ordinary activities before taxation	(934)	(530)	(38,062)
Tax on loss on ordinary activities	(1,845)	(1,047)	(64)
Loss for the financial period	(2,779)	(1,577)	(38,126)
Loss per share - basic and diluted (pence)		3.2p	93.3p

(i) Includes settlement with Abbott - see notes to the financial information for effect of settlement

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 30 Sep 2005 Convenience translation	Year ended 30 Sep 2005	Year ended 30 Sep 2004
	US$'000	£'000	£'000

Loss for the financial period	(2,779)	(1,577)	(38,126)
(Loss)/gain on foreign exchange translation	(728)	(413)	1,099
Total recognised losses relating to the period	(3,507)	(1,990)	(37,027)

The losses for all periods arise from continuing operations.

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

CONSOLIDATED BALANCE SHEET

	As at 30 Sep 2005 Convenience translation US$'000	As at 30 Sep 2005 £'000	As at 30 Sep 2004 £'000
Fixed assets

Intangible assets	4,548	2,581	5,832
Tangible assets	20,626	11,706	12,362
Investments	4,051	2,299	2,942
	29,225	16,586	21,136
Current assets
Debtors - due within one year	23,621	13,406	4,460
Debtors - due after one year	2,044	1,160	-
Short term investments	275,563	156,392	93,061
Cash at bank and in hand	35,735	20,281	2,678
	336,963	191,239	100,199
Creditors
Amounts falling due within one year	(52,515)	(29,804)	(15,603)
Net current assets	284,448	161,435	84,596
Total assets less current liabilities	313,673	178,021	105,732
Creditors
Amounts falling due after more than one year	(32,800)	(18,615)	(20,650)
Net assets	280,873	159,406	85,082

Capital and reserves
Called-up share capital	9,099	5,164	4,111
Share premium account	531,779	301,804	226,829
Other reserve	23,709	13,456	13,456
Profit and loss account	(283,714)	(161,018)	(159,314)
Shareholders' funds - all equity	280,873	159,406	85,082

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2005

CONSOLIDATED CASH FLOW STATEMENT

	Year ended 30 Sep 2005 Convenience translation US$'000	Year ended 30 Sep 2005 £'000	Year ended 30 Sep 2004 £'000

Net cash outflow from operations	(283)	(161)	(31,067)

Returns on investments and servicing of finance

Interest received	11,051	6,272	4,295
Interest element of finance leases	(86)	(49)	(78)
	10,965	6,223	4,217
Taxation	-	-	(64)

Capital expenditure and financial investment

Purchase of tangible fixed assets	(3,520)	(1,998)	(1,032)
Sale of tangible fixed assets	4	2	6
Sale of fixed asset investments	3,707	2,104	-
	191	108	(1,026)
Net cash inflow/(outflow) before management of liquid resources and financing	10,873	6,170	(27,940)
Management of liquid resources	(111,924)	(63,521)	15,357

Financing

Issue of ordinary share capital	133,961	76,028	14,223

Capital elements of finance lease rental payments	(661)	(375)	(348)
	133,300	75,653	13,875
Increase in cash	32,249	18,302	1,292

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2005.

Convenience translation

The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the year ended 30 September 2005 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.762, the closing rate as of 30 September 2005. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

Loss per share

FRS 14 requires presentation of diluted EPS when a company could be called upon to issue shares that would decrease net profit or increase net loss per share.  For a loss making company with outstanding share options, net loss per share would only be increased by the exercise of out-of-the-money options.  Since it seems inappropriate to assume that option holders would act irrationally, no adjustment has been made to diluted EPS for out-of-the-money share options, diluted EPS equals basic EPS. The calculation is based on information in the table below.

	Year ended 30 Sep 2005	Year ended 30 Sep 2004

Losses (£'000)	1,577	38,126
Weighted average number of shares	49,381,476	40,866,684

The Company had ordinary shares in issue of 51,639,868 and a total of 2,133,856 ordinary shares under option as of 30 September 2005.

Abbott settlement

	2005 Excluding settlement with Abbott	2005 Settlement with Abbott	2005 Total

	£'000	£'000	£'000

Turnover	24,458	169,506	193,964
Direct costs	(6,254)	(148,971)	(155,225)
Gross profit	18,204	20,535	38,739

Research and development expenses	(39,170)	-	(39,170)
General and administration expenses	(13,386)	4,552	(8,834)
Operating loss	(34,352)	25,087	(9,265)

Profit on sale of fixed asset investments	1,461	-	1,461
Interest receivable (net)	6,430	844	7,274
Loss on ordinary activities before taxation	(26,461)	25,931	(530)
Tax on loss on ordinary activities			(1,047)
Loss for the financial period			(1,577)

Refer to the financial text for details of the Abbott Settlement and the accounting treatment thereof.

Turnover

	Year ended 30 Sep 2005	Year ended 30 Sep 2005	Year ended 30 Sep 2004
	Convenience translation
	US $'000	£'000	£'000

Royalties	326,398	185,243	6,328
Licence fees	9,106	5,168	4,601
Technical milestones	1,936	1,099	1,610
Clinical milestones	1,970	1,118	1,091
Contract research fees	627	356	1,829
Other	1,728	980	466
Total	341,765	193,964	15,925

Deferred income

£'000

Balance brought forward at 1 October 2004	25,810
Cash receipts	2,106
Held in debtors	1,750
Released to revenue	(5,885)
Other	(229)
Deferred income at 30 September 2005	23,552

Reconciliation of operating loss to operating cash outflow

	Year ended 30 Sep 2005 Convenience translation	Year ended 30 Sep 2005	Year ended 30 Sep 2004
	US$'000	£'000	£'000

Operating loss	(16,325)	(9,265)	(42,192)
Depreciation charge	4,745	2,693	2,826
Amortisation of intangible fixed assets	5,728	3,251	1,051
Profit on disposal of fixed assets	(4)	(2)	(3)
Write down of fixed asset investment	-	-	215
EIP charge	504	286	144
Increase in debtors	(15,631)	(8,871)	(24)
(Decrease)/increase in deferred income	(3,979)	(2,258)	4,086
Increase in creditors (excluding deferred income)	24,679	14,005	2,830
Operating cash outflow	(283)	(161)	(31,067)

Analysis and reconciliation of net funds

	1 October 2004	Cash flow	Exchange movement	30 September 2005	30 September 2005 Convenience translation
	£'000	£'000	£'000	£'000	US$'000

Cash at bank and in hand	2,678	17,593	10	20,281	35,735
Overdrafts	(1,512)	709		(803)	(1,415)
		18,302	10
Liquid resources	92,559	63,521	-	156,080	275,013
Net cash and liquid resources	93,725	81,823	10	175,558	309,333
Finance leases	(820)	375	-	(445)	(784)
Net funds	92,905	82,198	10	175,113	308,549

Liquid resources shown above is included within short term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.

Reconciliation of movements in group shareholders' funds

	Year ended 30 September 2005	Year ended 30 September 2004
	£'000	£'000

Loss for the financial period	(1,577)	(38,126)
Other recognised gains and losses relating to the period	(413)	1,099
	(1,990)	(37,027)
New shares issued (net of expenses)	76,028	14,223
Executive Incentive Plan	286	144
Net increase/(decrease) in shareholders' funds	74,324	(22,660)
Opening shareholders' funds	85,082	107,742
Closing shareholders' funds	159,406	85,082

Financial Statements

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the years ended 30 September 2005 and 2004 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for the year ended 30 September 2004 have been delivered to the Registrar of Companies and those for the year ended 30 September 2005 will be delivered to the Registrar of Companies after the Company's Annual General Meeting.  The auditors have reported on those financial statements: their reports were unqualified and did not contain any statements under s237(2) or (3) Companies Act 1985.

The annual report and financial statements for the year ended 30 September 2005 will be posted to shareholders by 31 December 2005 and will be available shortly thereafter from our registered office:

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

This preliminary announcement was approved by the board on 28 November 2005.

Quarterly financial information

	Three months ended 30 Sep 2005	Three months ended 30 Jun 2005	Three months ended 31 Mar 2005	Three months ended 31 Dec 2004
	£'000	£'000	£'000	£'000
Consolidated profit and loss account:
Turnover	181,828	2,291	7,130	2,715
Direct costs	(153,047)	(143)	(2,035)	-
Gross profit	28,781	2,148	5,095	2,715
Research and development expenses	(11,765)	(9,322)	(8,907)	(9,176)
General and administration expenses	1,741	(1,500)	(2,650)	(6,425)
Operating profit/(loss)	18,757	(8,674)	(6,462)	(12,886)
Profit on sale of fixed asset investments	-	1,461	-	-
Interest receivable (net)	2,333	1,934	1,835	1,172
Profit/(loss) on ordinary activities before taxation	21,090	(5,279)	(4,627)	(11,714)
Taxation on profit/(loss) on ordinary activities	(1,047)	-	-	-
Profit/(loss) for the financial period	20,043	(5,279)	(4,627)	(11,714)

Consolidated cash flow statement

Net cash inflow/(outflow) from operations	1,793	(9,101)	17,374	(10,227)

Returns on investments and servicing of finance

Interest received	2,135	1,638	1,672	827
Interest paid	(9)	(11)	(14)	(15)
	2,126	1,627	1,658	812
Taxation	-	-	-	-

Capital expenditure and financial investment

Purchase of tangible fixed assets	(410)	(725)	(597)	(266)
Sale of tangible fixed assets	2	-	-	-
Sale of fixed asset investment	-	2,104	-	-
	(408)	1,379	(597)	(266)
Net cash inflow/(outflow) before management of liquid resources and financing	3,511	(6,095)	18,435	(9,681)

Management of liquid resources	13,776	(6,619)	(8,372)	(62,306)

Financing

Issue of ordinary share capital	57	34	555	75,382
Capital elements of finance lease rental payments	(96)	(95)	(93)	(91)
	(39)	(61)	462	75,291
Increase/(decrease) in cash	17,248	(12,775)	10,525	3,304

Notes to Editors:

Business:

  CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

Products:

  HUMIRA®, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.
  There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B™, HGS-ETR1, HGS-ETR2, ABthrax™ (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT's licensees include Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.
  There are three further human therapeutic product candidates in clinical development: CAT-354 and CAT-3888, proprietary CAT products, and GC-1008, in collaboration with Genzyme.

Collaborations:

  CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.
  CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.
  CAT has a co-development collaboration with Amrad against GM-CSF Receptor, a potential drug target in the development of RA.

Science:

  CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

Business Background:

  CAT is based near Cambridge, UK, with a new site in Palo Alto, USA. CAT currently employs around 290 people.
  CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).
  More information can be found at www.cambridgeantibody.com.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.